HM
Rec'd 5/26/06

CM

06009370

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 6 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]3018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/26/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAPOALIM SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE BATTERY PARK PLAZA
(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN J. PARAGGIO **(212) 898-6421**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CH 10/12

SEC 1410 (06-02)

CM

OATH OR AFFIRMATION

I, JOHN J. MURABITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HAPOALIM SECURITIES USA, INC., as of MARCH 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

Rita Burghardt McDonough
NOTARY PUBLIC, State of New York
No. 02BU6098744
Qualified in New York County
Commission Expires Sept. 22, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Hapoalim Securities USA, Inc. (formerly Investec (US) Incorporated)

March 31, 2006
with Report of Independent Registered Public Accounting Firm

Hapoalim Securities USA, Inc.
(formerly Investec (US) Incorporated)

Statement of Financial Condition

March 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Hapoalim Securities USA, Inc.

We have audited the accompanying statement of financial condition of Hapoalim Securities USA, Inc. (formerly Investec (US) Incorporated) (the "Company") as of March 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at March 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

May 24, 2006

Hapoalim Securities USA, Inc.
(formerly Investec (US) Incorporated)

Statement of Financial Condition

March 31, 2006

Assets	
Cash and cash equivalents	$ 23,828,866
Receivables from brokers and dealers	350,621
Securities owned, at market value	1,210,975
Fixed assets, at cost, less accumulated depreciation and amortization of $1,122,907	528,483
Other assets	433,700
Total assets	$ 26,352,645
Liabilities and stockholder's equity	
Accrued expenses and other liabilities	$ 1,219,072
Stockholder's equity:	
Common stock, $.01 par value; 100 shares authorized; 10 shares outstanding	–
Additional paid-in capital	65,611,134
Accumulated deficit	(40,477,561)
Total stockholder's equity	25,133,573
Total liabilities and stockholder's equity	$ 26,352,645

See accompanying notes to statement of financial condition.

Hapoalim Securities USA, Inc.
(formerly Investec (US) Incorporated)

Notes to Statement of Financial Condition

March 31, 2006

1. Description of Business

Hapoalim Securities USA, Inc. (the "Company") is an indirect, wholly-owned subsidiary of Bank Hapoalim B.M. ("Hapoalim"), a publicly owned financial and banking group. Hapoalim is dually listed on the Tel Aviv and London Stock Exchanges.

In March 2006, Hapoalim acquired all of the Company's outstanding shares of common stock from Investec USA Holdings Corp. (the "Former Parent") in a transaction accounted for as a purchase. Hapoalim has elected not to push down the effects of the acquisition to the Company's books and records. Accordingly, all assets and liabilities continue to be recorded at their historical amounts. Prior to the consummation of the transaction, the Company transferred net assets with a book value of $2.3 million to the Former Parent. This transfer consisted primarily of $4.5 million of NYSE Group shares less $2.4 million of legal, lease, and tax related liabilities assumed by the Former Parent.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and National Futures Association. Its business includes fixed income, equity and options trading and brokerage activities.

2. Summary of Significant Accounting Policies

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Proprietary securities transactions, brokerage fees, commissions, and related expenses are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are for trading purposes and reported in the statement of financial condition at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations. Unrealized changes in market value are recognized in firm trading revenues in the period in which the change occurs.

2. Summary of Significant Accounting Policies (continued)

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers and dealers approximate their fair values due to their short-term nature.

The Company accounts for certain transfers of financial assets and collateral in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 established the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures pertaining to recognition and reclassification of collateral pledged to creditors and securitization transactions.

3. Receivables from Brokers and Dealers

The Company had receivables from brokers and dealers relating to the following at March 31, 2006:

Floor brokerage receivables	$ 207,670
Receivable from clearing broker	142,951
	$ 350,621

3. Receivables from Brokers and Dealers (continued)

Receivables from brokers and dealers represent amounts due primarily as a result of the Company's trading, commission and brokerage activities.

The Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the transactions introduced by the Company.

4. Securities Owned

At March 31, 2006, securities owned consists of corporate obligations of approximately $1,094,000 and US Government Agency securities of approximately $117,000.

5. Income Taxes

As of March 31, 2006 the deferred tax asset amounted to approximately $8.7 million. A full valuation allowance is recorded on the deferred tax asset as it has been determined that it is more likely than not that the Company will be unable to utilize this asset. The temporary differences that give rise to the deferred tax asset at March 31, 2006 are as follows:

Deferred tax asset	
Accrued liabilities	$ 362,000
Furniture, equipment and leasehold improvements	77,000
Net operating losses	8,219,000
Total deferred tax assets before valuation allowance	8,658,000
Less valuation allowance	(8,658,000)
Total deferred tax assets after valuation allowance	$ –

For the period March 26, 2005 through March 17, 2006, the Company is included in the consolidated federal and certain combined state and local income tax returns filed by the Former Parent and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal, state and local income taxes are determined for financial reporting purposes on a separate company basis. Commencing March 18, 2006, the Company will be included in the consolidated federal income tax return filed by Hapoalim.

5. Income Taxes (continued)

The Company has a pre-tax effected federal net operating loss carryforward of approximately $18.7 million. The net operating losses are due to start expiring at March 31, 2023. Due to acquisition of Investec (US) Incorporated by Hapoalim, the future use of the Company's net loss carryforwards derived from operations prior to the acquisition may be limited under the Internal Revenue Code.

6. Commitments and Contingencies

The Company is a defendant in lawsuits and other actions incidental to its businesses. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition.

The Former Parent has agreed to indemnify the Company for expenses incurred in connection with the ultimate resolution of these legal matters.

The Company leases its office space under a non-cancelable operating sublease expiring in August 2010.

Future minimum lease payments under the office sublease and equipment operating leases are as follows:

Fiscal year ending March 31:	
2007	$ 438,000
2008	446,000
2009	425,000
2010	426,000
2011	178,000
Total	$ 1,913,000

7. Employee Benefit Plans

The Company has a qualified defined contribution profit sharing plan covering substantially all of its employees. The Company's contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

7. Employee Benefit Plans (continued)

In 2003 and 2004, certain employees of the Company were granted options to purchase Investec plc stock, in accordance with an option grant program that was approved by Investec plc in 2002. Under terms of the approved program, options vest in equal 25% tranches on the second, third, fourth and fifth anniversaries of the grant date, and exercise is subject to Investec achieving certain financial performance conditions.

As of March 31, 2006, the employees of the Company are not eligible to participate in any Hapoalim benefit plans.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which specifies uniform minimum net capital requirements for its registrants.

The Company has elected to compute net capital under the basic method, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness or the minimum dollar requirement of $100,000. At March 31, 2006, the Company had net capital of approximately $23.7 million, which exceeded minimum capital requirements by approximately $23.6 million.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission based on Section (k)(2)(ii) of the Rule.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

9. Transactions with Related Parties

During the year ended March 31, 2006, the Company paid service fees to affiliates of the Former Parent.

10. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records commission income and expenses on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.